CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Management’s Responsibilities over Financial Reporting

The consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
February 18, 2021	February 18, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of First Majestic Silver Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of First Majestic Silver Corp. and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2021, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Primero Tax Rulings — Refer to Note 26 to the financial statements

Critical Audit Matter Description

The Company has an ongoing dispute with the Mexican Tax Authorities, the Servicio de Administracion Tributaria (“SAT”). The dispute relates to the determination of the transfer price, which is based upon an Advanced Pricing Agreement ("APA") from the SAT, applied to intercompany silver sales in connection with a silver streaming arrangement with an unrelated third party. In 2020, the Mexican Federal Court on Administrative Matters issued a decision nullifying the APA and directing the SAT to re-examine the evidence and basis for the issuance of the APA; the Company has appealed this decision to the Mexican Circuit Courts. As a result of the tax dispute with the SAT, should the Company ultimately be required to pay tax on its intercompany silver revenues based on market prices, the incremental income tax for the years 2010 - 2018 would be approximately $219.2 million, before interest and penalties, without any mitigating adjustments. The Company has not recognized a tax liability related to the Primero tax dispute with the SAT.

The evaluation of the accounting and the disclosure of the matter requires significant management judgment to determine the probability of having to pay incremental income tax. Auditing the accounting and the disclosures related to the tax matter required a high degree of auditor judgment due to the significant judgment by management and evaluating whether the audit evidence supports management’s position. This resulted in an increased extent of audit effort, including the involvement of tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures relating to the evaluation of the accounting and disclosure related to the tax matter included the following, among others:
•Inquired of management to understand the developments of the tax dispute;
•Evaluated the effectiveness of management’s controls over the evaluation of the appropriateness of income tax filing positions and corresponding disclosures in the financial statements;
•Obtained and evaluated management’s assessment of the dispute, including analysis from the Company’s external counsel;
•With the assistance of tax specialists, analyzed the Company’s accounting position related to the tax dispute; and
•Evaluated the Company’s disclosures for consistency with our knowledge of the Company’s tax matters and audit evidence obtained.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

February 18, 2021

We have served as the Company's auditor since 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of First Majestic Silver Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated February 18, 2021, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

February 18, 2021

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019
Audited Consolidated Financial Statements	(In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Earnings (Loss) provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Year Ended December 31,
	Note	2020	2019

Revenues	5	$363,876	$363,944
Mine operating costs
Cost of sales	6	194,305	232,146
Cost of sales - standby costs	6	10,112	—
Depletion, depreciation and amortization		54,405	65,584
		258,822	297,730

Mine operating earnings		105,054	66,214

General and administrative expenses	7	24,855	26,800
Share-based payments		8,255	8,325
Mine holding costs	8	21,583	7,579
Loss on divestiture of exploration projects	14	3,685	—
Impairment of non-current assets	17	—	58,739
Foreign exchange loss (gain)		6,319	(3,243)
Operating earnings (loss)		40,357	(31,986)

Fair value adjustment on foreign currency derivatives		(982)	—
Investment and other income	9	5,127	8,109
Finance costs	10	(14,773)	(15,147)
Earnings (loss) before income taxes		29,729	(39,024)

Income taxes
Current income tax expense		9,966	16,423
Deferred income tax recovery		(3,324)	(14,973)
		6,642	1,450

Net earnings (loss) for the year		$23,087	($40,474)

Earnings (loss) per common share
Basic	11	$0.11	($0.20)
Diluted	11	$0.11	($0.20)

Weighted average shares outstanding
Basic	11	213,879,622	201,615,489
Diluted	11	215,878,829	201,615,489

Approved by the Board of Directors

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Year Ended December 31,
		2020	2019

Net earnings (loss) for the year		$23,087	($40,474)

Other comprehensive income
Items that will not be subsequently reclassified to net earnings (loss):
Unrealized gain (loss) on fair value of investments in marketable securities, net of tax	13(b)	10,249	(255)
Realized gain on investments in marketable securities, net of tax	13(b)	211	572
Remeasurement of retirement benefit plan		(515)	—

Other comprehensive income		9,945	317

Total comprehensive income (loss)		$33,032	($40,157)

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 2

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Year Ended December 31,
	Note	2020	2019
Operating Activities
Net earnings (loss) for the year		$23,087	($40,474)
Adjustments for:
Depletion, depreciation and amortization		56,283	67,220
Share-based payments		8,255	8,325
Income tax expense		6,642	1,450
Finance costs	10	14,773	15,147
Loss on divestiture of exploration projects	14	3,894	—
Fair value adjustment on foreign currency derivatives		982	—
Impairment of non-current assets	17	—	58,739
Unrealized gains from marketable securities and silver futures derivatives		(4,051)	(1,765)
Unrealized foreign exchange (gain) loss		(2,522)	273
Operating cash flows before movements in working capital and taxes		107,343	108,915
Net change in non-cash working capital items	25	(22,831)	37,327
Income taxes paid		(4,799)	(6,217)
Cash generated by operating activities		79,713	140,025

Investing Activities
Expenditures on mining interests		(68,647)	(76,983)
Acquisition of property, plant and equipment		(43,322)	(41,625)
Deposits paid for acquisition of non-current assets		(13,846)	(1,748)
Acquisition of Springpole Silver Stream	14(c)	(2,521)	—
Other	25	1,221	3,422
Cash used in investing activities		(127,115)	(116,934)

Financing Activities
Proceeds from prospectus offerings, net of share issue costs	23(a)	126,132	81,916
Proceeds from exercise of stock options		14,011	16,663
Repayment of lease liabilities	20	(7,706)	(5,213)
Finance costs paid		(4,200)	(5,686)
Proceeds from debt facility	19	10,000	—
Repayment of debt facility	19	(19,969)	—
Shares repurchased and cancelled	23(e)	(1,694)	—
Cash provided by financing activities		116,574	87,680

Effect of exchange rate on cash and cash equivalents held in foreign currencies		397	1,225
Increase in cash and cash equivalents		69,172	110,771
Cash and cash equivalents, beginning of the year		169,009	57,013
Cash and cash equivalents, end of year		$238,578	$169,009

Cash		$207,132	$161,268
Short-term investments		31,446	7,741
Cash and cash equivalents, end of year		$238,578	$169,009

Supplemental cash flow information	25

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 3

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2020 AND 2019
Audited Consolidated Financial Statements	(In thousands of US dollars)
The Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	December 31, 2020	December 31, 2019
Assets

Current assets
Cash and cash equivalents		$238,578	$169,009
Trade and other receivables		4,271	4,295
Value added taxes receivable	24(c)	41,641	29,637
Inventories	12	32,512	30,517
Other financial assets	13	36,319	7,488
Prepaid expenses and other		2,725	2,033
Total current assets		356,046	242,979

Non-current assets
Mining interests	14	509,730	463,391
Property, plant and equipment	15	258,220	236,639
Right-of-use assets	16	14,330	12,034
Deposits on non-current assets		14,246	2,189
Non-current income taxes receivable	22	—	4,579
Non-current value added taxes receivable	24(c)	15,301	—
Deferred tax assets	22	69,644	51,141
Total assets		$1,237,517	$1,012,952

Liabilities and Equity

Current liabilities
Trade and other payables	18	$76,002	$59,123
Unearned revenue	5	2,717	4,486
Current portion of debt facilities	19	10,975	1,175
Current portion of lease liabilities	20	5,358	6,920
Income taxes payable	22	6,574	149
Total current liabilities		101,626	71,853

Non-current liabilities
Debt facilities	19	141,733	154,643
Lease liabilities	20	15,217	15,016
Decommissioning liabilities	21	51,471	40,528
Other liabilities		5,406	4,675
Non-current income taxes payable	22	23,099	—
Deferred tax liabilities	22	48,729	63,916
Total liabilities		$387,281	$350,631

Equity
Share capital		1,087,139	933,182
Equity reserves		101,997	90,692
Accumulated deficit		(338,900)	(361,553)
Total equity		$850,236	$662,321
Total liabilities and equity		$1,237,517	$1,012,952

Commitments (Note 14; Note 24(c)); Subsequent event (Note 29)

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 4

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31 2020 AND 2019
Audited Consolidated Financial Statements	(In thousands of US dollars, except share and per share amounts)
The Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Accumulated deficit
	Shares	Amount	Share-based payments(a)	Other comprehensive income(loss)(b)	Equity component of convertible debenture(c)	Total equity reserves		Total equity
Balance at December 31, 2018	193,873,335	$827,622	$71,715	($2,849)	$19,164	$88,030	($321,079)	$594,573
Net loss for the year	—	—	—	—	—	—	(40,474)	(40,474)
Other comprehensive income	—	—	—	317	—	317	—	317
Total comprehensive loss	—	—	—	317	—	317	(40,474)	(40,157)
Share-based payments	—	—	9,319	—	—	9,319	—	9,319
Shares issued for:
Prospectus offerings (Note 23(a))	11,172,982	81,916	—	—	—	—	—	81,916
Exercise of stock options (Note 23(b))	2,918,518	22,649	(5,986)	—	—	(5,986)	—	16,663
Settlement of restricted share units (Note 23(c))	145,576	988	(988)	—	—	(988)	—	—
Shares cancelled	1,661	7	—	—	—	—	—	7
Balance at December 31, 2019	208,112,072	$933,182	$74,060	($2,532)	$19,164	$90,692	($361,553)	$662,321

Net earnings for the year	—	—	—	—	—	—	23,087	23,087
Other comprehensive income	—	—	—	9,945	—	9,945	—	9,945
Total comprehensive income	—	—	—	9,945	—	9,945	23,087	33,032
Share-based payments	—	—	8,255	—	—	8,255	—	8,255
Shares issued for:
Prospectus offerings (Note 23(a))	10,654,338	126,132	—	—	—	—	—	126,132
Exercise of stock options (Note 23(b))	2,473,926	19,914	(5,903)	—	—	(5,903)	—	14,011
Acquisition of Springpole Silver Stream (Note 14(c))	805,698	7,479	—	—	—	—	—	7,479
Acquisition of mining interests	66,997	700	—	—	—	—	—	700
Settlement of restricted share units (Note 23(c))	127,000	992	(992)	—	—	(992)	—	—
Shares repurchased and cancelled (Note 23(e))	(275,000)	(1,260)	—	—	—	—	(434)	(1,694)
Balance at December 31, 2020	221,965,031	$1,087,139	$75,420	$7,413	$19,164	$101,997	($338,900)	$850,236

(a)Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.
(b)Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") financial instruments and re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas' retirement benefit plan.
(c)Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $26.3 million, net of deferred tax effect of $7.1 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 5

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company owns three producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine, four mines in suspension: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine, and several exploration stage projects.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The significant accounting policies, estimates and judgments applied in preparing these consolidated financial statements are summarized in Note 3 of the consolidated financial statements and have been consistently applied throughout all periods presented.

These audited consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 24(a)) and other financial assets (Note 13). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These audited consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries (see Note 27). Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These audited consolidated financial statements of First Majestic Silver Corp. for the years ended December 31, 2020 and 2019 were approved and authorized for issue by the Board of Directors on February 18, 2021.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The preparation of audited consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amounts, events or actions, actual results may differ from these estimates.

Amended IFRS standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the International Accounting Standards Board ("IASB") that were effective for annual periods that begin on or after January 1, 2020. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)

The amendments in Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) clarify that entities would continue to apply certain hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. This amendment did not have a significant impact to the Company's financial statements as the Company does not currently apply hedge accounting.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 6

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Amendments to IFRS 16 Leases

To provide practical relief to lessees in accounting for rent concessions arising as a result of COVID-19 the International Accounting Standards Board ("IASB") proposed an amendment to IFRS 16 which provides lessees with a practical expedient that relieves a lessee from assessing whether a COVID-19-related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after June 1, 2020, with earlier application permitted. This amendment did not have a significant impact to the Company's financial statements as the Company has not received any COVID-19 related rent concessions as of the date of these financial statements.

Amendments to IFRS 3 Definition of a Business

The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

Additional guidance is provided that helps to determine whether a substantive process has been acquired.

The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets.

The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020. The Company will assess the impact of these amendments on future acquisitions to all business combinations and asset acquisitions.

Business Combinations

Accounting Policy:
Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the consideration of the acquisition over the Company’s interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company’s interest in the fair value of the acquiree’s net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately. Goodwill may also arise as a result of the requirement under IFRS to record a deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 7

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Goodwill

Accounting Policy:	Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any. Goodwill is allocated to each of the Company’s cash-generating units that is expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statements of earnings or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods. As at December 31, 2020, the Company had $nil goodwill (2019 - $nil).
Foreign Currency

Accounting Policy:
The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates.

Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statements of earnings or loss in the period in which they arise.

Accounting Estimates and Judgments:
Determination of Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the U.S. dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Revenue Recognition (Note 5)

Accounting Policy:	The Company's primary product is silver. Other metals, such as gold, lead and zinc, produced as part of the extraction process are considered to be by-products arising from the production of silver. Smelting and refining charges are net against revenue from the sale of metals.

Revenue relating to the sale of metals is recognized when control of the metal or related services are transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metals.

When considering whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 8

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Revenue Recognition (Note 5) (continued)

Accounting Policy: (continued)	Metals in doré sold are priced on date of transfer of control. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold are provisionally priced at the date of transfer of control as the final selling price is subject to movements in the monthly average prices up to the final settlement date, typically one to three months after delivery to the customer. Upon transfer of control of the concentrate, the Company recognizes revenue on a provisional basis based on spot price and, at each period end, subsequently re-estimated by reference to forward market prices of the estimated month of settlement, with the impact of changes in the forward market prices recognized as revenue adjustments as they occur until final settlement.

Revenue from the sale of coins, ingots and bullion is recorded when the products have been shipped and funds have been received. When cash was received from customers prior to shipping of the related finished goods, the amounts are recorded as unearned revenue until the products are shipped.

Accounting Estimates and Judgments:
Determination of Performance Obligations

The Company applied judgment to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the bullion, doré and concentrates. Shipping and insurance services arranged by the Company for its concentrate sales customers that occur after the transfer of control are also considered to be performance obligations.

Inventories (Note 12)

Accounting Policy:
Mineral inventories, including stockpiled ore, work in process and finished goods, are valued at the lower of weighted average cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the weighted average cost per tonne. Stockpiled ore tonnage is verified by periodic surveys and physical counts.

Work in process inventory includes precipitates, inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré and dried concentrates at our operations and finished goods in-transit.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 9

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Exploration and Evaluation Expenditures (Note 14)

Accounting Policy:
Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:
• acquiring the rights to explore;
• researching and analyzing historical exploration data;
• gathering exploration data through topographical, geochemical and geophysical studies;
• exploratory drilling, trenching and sampling;
• determining and examining the volume and grade of the resource;
• surveying transportation and infrastructure requirements; and
• compiling pre-feasibility and feasibility studies.

Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as mining interests at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

The majority of the Company’s exploration and evaluation expenditures focus on mineral deposits in proximity to its existing mining operations. Where the Company is acquiring a new property, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body.

Exploration and evaluation expenditures are transferred to development or producing mining interests when technical feasibility and commercial viability of the mineral resource have been demonstrated. Factors taken into consideration include:
• there is sufficient geological certainty of converting the mineral deposit into proven and probable reserves;
• life of mine plan and economic modeling support the economic extraction of such reserves and resources;
• for new properties, a scoping study and/or feasibility study demonstrates that the additional reserves and resources will generate a positive economic outcome; and
• operating and environmental permits exist or are reasonably assured as obtainable.

Exploration and evaluation expenditures remain as exploration mining interests and do not qualify as producing mining interests until the aforementioned criteria are met. Exploration and evaluation expenditures are transferred to development or producing mining interests when the technical feasibility and commercial viability of a mineral resource has been demonstrated according to the above mentioned factors.

Accounting Estimates and Judgments:
Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 10

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Mining Interests (Note 14)

Accounting Policy:
Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

Upon commencement of commercial production, mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on reserves and resources considered to be highly probable to be economically extracted over the life of mine. If no published reserves and resources are available, the Company may rely on internal estimates of economically recoverable mineralized material, prepared on a basis consistent with that used for determining reserves and resources, for purpose of determining depletion.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Accounting Estimates and Judgments:
Mineral Reserve and Resource Estimates

Mineral reserve and resource estimates affect the determination of recoverable value used in impairment assessments, the depletion and depreciation rates for non-current assets using the units of production method and the expected timing of reclamation and closure expenditures.

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 ("NI 43-101") Technical Report standards. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position, results of operation and cash flows.

Accounting Estimates and Judgments:
Depletion Rate for Mining Interests

Depletion expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depletion rate differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 11

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Stream Asset (Note 14)

Accounting Policy:
A stream asset is a long-term metal purchase agreement for which settlement is called for in silver, the amount of which is based on production at a mine corresponding to the specific agreement. On acquisition of a stream asset, it is recorded at cost and is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources (“IFRS 6”). A stream asset where the mine corresponding to the specific agreement is an exploration and evaluation stage property is classified as exploration and evaluation asset and is assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount.

Once the technical feasibility, commercial viability and a development decision have been established, the value of the stream asset is reclassified and accounted for in accordance with IAS 16, Property, Plant and Equipment (“IAS 16”). The exploration and evaluation asset is subject to an impairment test prior to reclassification in accordance with IFRS 6. It is subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any.

A producing stream asset is depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

Property, Plant and Equipment (Note 15)

Accounting Policy:
Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to machinery and equipment when it becomes available for use.

Depreciation commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Depreciation charges on assets that are directly related to mineral properties are allocated to those mineral properties.

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 12

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Property, Plant and Equipment (Note 15) (continued)

Accounting Estimates and Judgments:
Commencement of Commercial Production

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the related mine or mill and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached.

Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgment dependent on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

• substantially all major capital expenditures have been completed to bring the asset to the condition necessary to operate in the manner intended by management;
• the mine or mill has reached a pre-determined percentage of design capacity;
• the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e. the ability to process ore continuously at a steady or increasing level);
• the completion of a reasonable period of testing of the mine plant and equipment;
• the ability to produce a saleable product (i.e. the ability to produce concentrate within required sellable specifications);
• the mine or mill has been transferred to operating personnel from internal development groups or external contractors; and
• mineral recoveries are at or near the expected production levels.

Accounting Estimates and Judgments:
Depreciation and Amortization Rates for Property, Plant and Equipment

Depreciation and amortization expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

Borrowing Costs

Accounting Policy:	Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred. As at December 31, 2020 and 2019, the Company does not have any qualifying assets under construction.

Right of Use Assets (Note 16) and Lease Liabilities (Note 20)

Accounting Policy:
Effective January 1, 2019, the Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the lessee uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:
• fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
• variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
• the amount expected to be payable by the lessee under residual value guarantees;
• the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
• payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
• the lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
• the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
• a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 13

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Right of Use Assets (Note 16) and Lease Liabilities (Note 20) (continued)

Accounting Policy (continued):
Lease payments included in the measurement of the lease liability comprise:
• fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
• variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
• the amount expected to be payable by the lessee under residual value guarantees;
• the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
• payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
• the lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
• the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
• a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

Accounting Policy:
The right-of-use assets comprise of the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 14

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Impairment of Non-Current Assets (Note 17)

Accounting Policy:	At each statement of financial position date, the Company reviews the carrying amounts of its non-current assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash inflows, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statements of earnings or loss. Recoverable amount is the higher of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

FVLCD is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. The Company considers the use of a combination of its internal discounted cash flow economic models and in-situ value of reserves, resources and exploration potential of each CGU for estimation of its FVLCD. These cash flows are discounted by an appropriate post-tax discount rate to arrive at a net present value of the asset. VIU is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company’s continued use and does not take into account future development.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGU in prior periods, adjusted for additional amortization which would have been recorded had the asset or CGU not been impaired. A reversal of an impairment loss is recognized as a gain in the statements of earnings or loss.

Accounting Estimates and Judgments:
Indications of Impairment and Reversal of Impairment

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment and mining interests are impaired or previous impairments should be reversed. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

For exploration and evaluation assets, indications include but are not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

Fair Value Estimates

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs of disposal of the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in an impairment of the carrying amounts of the Company’s non-current assets. Conversely, favourable changes to the aforementioned factors can result in a reversal of previous impairments.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 15

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Share-based Payment Transactions (Note 23(b))

Accounting Policy:
Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of stock options which are share‐based payment transactions (“share-based payments”). Stock options issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date and adjusted prospectively based on actual forfeitures. Share-based payments expense, for stock options that are forfeited or cancelled prior to vesting, is reversed. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). On exercise by the employee, the associated option value in the equity reserve is reclassified to share capital.

The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units ("RSU's") based on the value of the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU's in equity.

In situations where equity instruments are issued to non‐employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share‐based payment.

Accounting Estimates and Judgments:
Valuation of Share-based Payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Taxation (Note 22)

Accounting Policy:
Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case they are recognized in other comprehensive income or directly in equity.

Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position.

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings, based on tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that the realization of the related tax benefit through future taxable earnings is probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 16

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Taxation (Note 22) (continued)

Accounting Policy (continued):
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that the realization of the related tax benefit through future taxable earnings is probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Accounting Estimates and Judgments:
Recognition of Deferred Income Tax Assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed, reviewed by management and are consistent with the forecasts utilized for business planning and impairment testing purposes. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses recognized and unrecognized income tax assets.

Accounting Estimates and Judgments:
Tax Contingencies

The Company’s operations involve dealing with uncertainties and judgments in the application of tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with tax authorities in various jurisdictions and resolution of disputes arising from tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

Cash and Cash Equivalents

Accounting Policy:	Cash in the statement of financial position includes cash on hand and held at banks and cash equivalents include short-term guaranteed investment certificates redeemable within three months or less at the date of purchase.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 17

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Financial Instruments

Accounting Policy:	Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:
•the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
•the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

The Company's financial assets at amortized cost primarily include cash and cash equivalents, trade and other receivables and value added taxes receivable included in other current and non-current financial assets in the Consolidated Statement of Financial Position.

Fair value through other comprehensive income ("FVTOCI")

Financial assets that meet the following conditions are measured at FVTOCI:
•The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company has designated certain investments in marketable securities that are not held for trading as FVTOCI (note 13).

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

Financial assets measured subsequently at fair value through profit or loss (“FVTPL”)

By default, all other financial assets, including derivatives, are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 24. The Company's financial assets at FVTPL include its account receivable arising from sales of metal contained in concentrates.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 18

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Financial Instruments (continued)

Accounting Policy:
Financial assets measured subsequently at fair value through profit or loss (“FVTPL”)

By default, all other financial assets, including derivatives, are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 24. The Company's financial assets at FVTPL include its account receivable arising from sales of metal contained in concentrates.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as FVTPL, are measured at amortized cost using the effective interest method. The Company's financial liabilities at amortized cost primarily include trade and other payables, debt facilities (note 19) and lease liabilities (note 20).

Provisions (Note 21)

Accounting Policy:	Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as finance costs.

Accounting Estimates and Judgments:
Estimated Reclamation and Closure Costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of the mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 19

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Earnings or Loss per Share (Note 11)

Accounting Policy:	Basic earnings or loss per share for the period is calculated by dividing the earnings or loss attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings or loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and share purchase warrants, and assumes the receipt of proceeds upon exercise of the options to determine the number of shares assumed to be purchased at the average market price during the period.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2020

Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

The amendments in Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2021, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)
The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at the beginning of that earliest period presented. This amendment will impact the Company’s accounting for proceeds from mineral sales prior to reaching commercial production levels intended by management.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

4. SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré which are refined or smelted into pure silver and gold and sold to global metal brokers. Historically, the Company has also produced industrial metals of lead and zinc from its sales of concentrates. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 20

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
4. SEGMENTED INFORMATION (continued)
A reporting segment is defined as a component of the Company that:
•engages in business activities from which it may earn revenues and incur expenses;
•whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•for which discrete financial information is available.

For the year ended December 31, 2020, the Company's reporting segments includes its three operating mines in Mexico. Effective January 1, 2020, the Company no longer considers the La Parrilla, Del Toro, San Martin and La Guitarra mines, which have been placed on suspension, as significant reporting segments. Accordingly, these mines have been grouped as "non-producing properties" category for the year ended December 31, 2020 and 2019. “Others” consists primarily of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 14), debt facilities (Note 19), intercompany eliminations, and corporate expenses which are not allocated to operating segments. The Company’s chief operating decision maker (“CODM”) evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments. The segmented information for the comparative periods have been adjusted to reflect the Company's reporting segments for the reporting year ended December 31, 2020 for consistency.

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

Year Ended December 31, 2020 and 2019		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2020	$211,759	$110,782	$33,738	$67,239	$43,772
	2019	185,999	100,120	28,491	57,388	42,511
Santa Elena	2020	76,051	52,990	10,472	12,589	33,739
	2019	94,378	53,605	12,204	28,569	23,004
La Encantada	2020	73,632	37,794	8,265	27,573	10,733
	2019	50,867	36,609	11,648	2,610	13,225
Non-producing Properties	2020	183	1,362	848	(2,027)	4,338
	2019	32,204	40,910	12,162	(20,868)	20,258
Others	2020	2,251	1,489	1,082	(320)	32,453
	2019	496	902	1,079	(1,485)	25,196
Consolidated	2020	$363,876	$204,417	$54,405	$105,054	$125,035
	2019	$363,944	$232,146	$65,584	$66,214	$124,194

During the year ended December 31, 2020, the Company had three (December 31, 2019 - six) customers that accounted for 99% of its sales revenue, with one major metal broker accounting for 92% of total revenue (2019 - 85%).

At December 31, 2020 and 2019		Mining Interests		Property, plant and equipment	Total mining assets	Total assets	Total liabilities
		Producing	Exploration
Mexico
San Dimas	2020	$204,592	$17,179	$112,105	$333,876	$439,145	$105,462
	2019	193,433	8,699	116,556	318,688	360,387	46,504
Santa Elena	2020	52,892	33,951	49,245	136,088	166,525	33,467
	2019	45,046	18,592	47,787	111,425	134,666	23,867
La Encantada	2020	25,865	2,955	16,555	45,375	99,185	29,354
	2019	23,091	1,104	14,736	38,931	71,255	21,563
Non-producing Properties	2020	108,837	37,004	29,888	175,729	219,109	40,274
	2019	105,778	32,938	31,050	169,766	213,061	36,261
Others	2020	—	26,456	50,427	76,883	313,553	178,724
	2019	—	34,710	26,510	61,220	233,583	222,436
Consolidated	2020	$392,185	$117,545	$258,220	$767,950	$1,237,517	$387,281
	2019	$367,348	$96,043	$236,639	$700,030	$1,012,952	$350,631

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
5. REVENUES

The majority of the Company’s revenues are from the sale of precious metals contained in doré form. The Company’s primary products are precious metals of silver and gold. Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the period are summarized as follows:

	Year Ended December 31,
	2020		2019
Gross revenue from payable metals:
Silver	$242,338	66%	$215,301	58%
Gold	124,264	34%	143,029	39%
Lead	74	—%	6,988	2%
Zinc	—	—%	3,517	1%
Gross revenue	366,676	100%	368,835	100%
Less: smelting and refining costs	(2,800)		(4,891)
Revenues	$363,876		$363,944

As at December 31, 2020, the Company had $2.7 million of unearned revenue (December 31, 2019 - $4.5 million) that has not satisfied performance obligations.

(a)Gold Stream Agreement with Sandstorm Gold Ltd.
The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation. During the year ended December 31, 2020, the Company delivered 5,697 ounces (2019 - 9,164 ounces) of gold to Sandstorm at an average price of $463 per ounce (2019 - $458 per ounce).

(b) Gold Stream Agreement with Wheaton Precious Metals Corporation

In 2018, the San Dimas mine entered into a purchase agreement with Wheaton Precious Metals International ("WPMI"), which entitles Wheaton Precious Metals Corp. ("WPM") to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio was revised to 90:1 on April 1, 2020 and reverted to 70:1 on October 14, 2020 after the average gold to silver price ratio over a six month period fell back below 90:1.

During the year ended December 31, 2020, the Company delivered 38,604 ounces (2019 - 44,667 ounces) of gold to WPM at $610 (2019 - $604) per ounce.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 22

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
6. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Year Ended December 31,
	2020	2019
Consumables and materials	$36,760	$45,947
Labour costs	103,075	118,229
Energy	25,075	35,135
Other costs	11,275	13,243
Production costs	$176,185	$212,554
Transportation and other selling costs	2,288	2,735
Workers participation costs	14,245	9,036
Environmental duties and royalties	2,010	1,438
Inventory changes	(423)	3,459
Cost recovery related to Republic Metals Refining Corp. bankruptcy(1)	—	(1,600)
Standby Costs(2)	—	2,879
Restructuring costs(3)	—	1,645
Cost of Sales	$194,305	$232,146

Cost of Sales - Standby Costs(4)	$10,112	$—

(1) In November 2018, one of the refineries used by the Company, Republic Metals Refining Corp. ("Republic"), announced it filed for bankruptcy. As a result, the Company wrote off $7.5 million in inventory that was in Republic's possession for refining. In September 2019, the Company reached a partial litigation settlement for $1.6 million. The Company continues to pursue legal channels to recover the remaining balance of inventory, but there is no assurance that this inventory is recoverable.
(2) Effective from July 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to a growing insecurity in the area and safety concerns for its workforce. The Company is working with authorities to secure the area and is uncertain of a restart date. From January 1, 2020, such costs were classified as mine holding costs (Note 8) due to continued uncertainty with respect to the timing of restart at San Martin.
(3) Effective September 2019, the Company temporarily suspended milling operations at the La Parrilla mine. Restructuring costs include severance and plant closure costs incurred for re-organizing the operation.
(4) Cost of sales for the year ended December 31, 2020 included standby costs of $10.1 million, primarily related to direct costs incurred at the San Dimas ($3.5 million), Santa Elena ($2.0 million) and La Encantada ($1.7 million) mines due to temporary suspensions following Mexico’s Ministry of Health’s Federal Decree requiring all non-essential businesses, including mining, to temporarily suspend activities throughout most of April and May in response to the global pandemic. In addition, the Company incurred $2.0 million in standby costs related to the 13-day union work stoppage at San Dimas in June 2020.

7. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Year Ended December 31,
	2020	2019
Corporate administration	$5,012	$5,202
Salaries and benefits	11,271	13,797
Audit, legal and professional fees	5,353	4,943
Filing and listing fees	499	429
Directors fees and expenses	842	793
Depreciation	1,878	1,636
	$24,855	$26,800

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 23

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
8. MINE HOLDING COSTS

The Company’s mine holding costs are primarily comprised of labour costs associated with care and maintenance staffs, electricity, security, environmental and community support costs for the following mines which are currently under temporary suspension:

	Year Ended December 31,
	2020	2019
Del Toro	$7,999	$—
La Parrilla	5,563	5,010
San Martin	5,265	—
La Guitarra	2,757	2,569
	$21,583	$7,579

9. INVESTMENT AND OTHER INCOME

The Company’s investment and other income (loss) are comprised of the following:

	Year Ended December 31,
	2020	2019
Gain from investment in marketable securities (Note 13(a))	$1,973	$528
Gain from investment in silver futures derivatives	2,079	1,237
Interest income and other	1,075	6,344
	$5,127	$8,109

10. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, lease liabilities and accretion of decommissioning liabilities. The Company’s finance costs in the period are summarized as follows:

	Year Ended December 31,
	2020	2019
Debt facilities(1) (Note 19)	$10,593	$10,885
Lease liabilities (Note 20)	1,479	1,142
Accretion of decommissioning liabilities	2,362	2,410
Silver sales and other	339	710
	$14,773	$15,147
(1) Finance costs for debt facilities include $6.8 million of non-cash accretion expense for the year ended December 31, 2020 (2019 - $6.4 million).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 24

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
11. EARNINGS OR LOSS PER SHARE

Basic earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings or loss per share adjusts basic net earnings per share for the effects of potential dilutive common shares.

The calculations of basic and diluted earnings or loss per share for the years ended December 31, 2020 and 2019 are as follows:

	Year Ended December 31,
	2020	2019
Net earnings (loss) for the year	$23,087	($40,474)

Weighted average number of shares on issue - basic	213,879,622	201,615,489
Impact of effect on dilutive securities:
Stock options	1,705,689	—
Restricted and performance share units	293,518	—
Weighted average number of shares on issue - diluted(1)	215,878,829	201,615,489

Earnings (loss) per share - basic and diluted	$0.11	($0.20)

(1)For the year ended December 31, 2020, diluted weighted average number of shares excluded 2,666,819 (2019 - 7,583,439) options, nil restricted and performance share units (2019 - 128,944) and 16,327,598 (2019 - 16,327,598) common shares issuable under the convertible debentures (Note 19(a)) that were anti-dilutive.

12. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value.

	December 31, 2020	December 31, 2019
Finished goods - doré	$2,812	$1,965
Work-in-process	2,780	3,229
Stockpile	1,336	2,130
Silver coins and bullion	956	291
Materials and supplies	24,628	22,902
	$32,512	$30,517

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 25

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
13. OTHER FINANCIAL ASSETS

As at December 31, 2020, other financial assets consists of the Company’s investment in marketable securities and foreign exchange derivatives comprised of the following:

	December 31, 2020	December 31, 2019
FVTPL marketable securities (a)	$13,876	$5,626
FVTOCI marketable securities (b)	22,444	880
Total marketable securities	$36,319	$6,506
Foreign currency derivatives (Note 24)	—	982
Total other financial assets	$36,319	$7,488

(a)Fair Value through Profit or Loss ("FVTPL") Marketable Securities
Gain in marketable securities designated as FVTPL for the year ended December 31, 2020 was $2.0 million (2019 - loss of $0.5 million) and was recorded through profit or loss.

As consideration for the acquisition of the Springpole Silver Stream (Note 14(c)), the Company received 30 million common share purchase warrants of First Mining Gold Corp., each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. The fair value of the warrants was measured at $5.7 million using the Black-Scholes model at the time of the acquisition, and subsequently remeasured at $4.7 million at December 31, 2020.

(b)Fair Value through Other Comprehensive Income ("FVTOCI") Marketable Securities
Changes in fair value of marketable securities designated as FVTOCI for the year ended December 31, 2020 was $10.5 million (2019 - $0.3 million), net of tax, and was recorded through other comprehensive income and will not be transferred into earnings or loss upon disposition or impairment.

As part of the consideration received for the option arrangement of the La Joya Project (see Note 14(d)), in September 2020, the Company received 5,146,401 common shares of Silver Dollar Resources Inc. ("Silver Dollar") with a fair value of $6.9 million. In September and December 2020, the Company participated in two private placements of Silver Dollar to acquire an additional 700,000 common shares for $0.7 million. As at December 31, 2020, the fair value of these shares was $8.6 million.

As part of consideration received for the sale of the Plomosas Silver Project (see Note 14(e)), the Company received 17,097,500 common shares of GR Silver Mining Ltd. with a fair value of $1.7 million on March 27, 2020. In May 2020, the Company participated in a private placement by GR Silver Mining Ltd. ("GR Silver") and for $0.8 million acquired an additional 4,000,000 shares with 2,000,000 one-year warrants with a strike price of CAD$0.40 per share. As at December 31, 2020, the fair value of these shares was $12.9 million. These shares are designated as FVTOCI marketable securities while the warrants are designated as FVTPL marketable securities.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 26

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
14. MINING INTERESTS

Mining interests primarily consist of acquisition, development and exploration costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	December 31, 2020	December 31, 2019
Depletable properties	$392,185	$367,348
Non-depletable properties (exploration and evaluation costs)	117,545	96,043
	$509,730	$463,391

Depletable properties are allocated as follows:

Depletable properties	San Dimas	Santa Elena	La Encantada	Non-producing Properties(1)	Total
Cost
At December 31, 2018	$193,305	$45,041	$99,436	$478,883	$816,665
Additions	24,596	6,813	5,995	9,088	46,492
Change in decommissioning liabilities (Note 21)	301	2,338	500	6,161	9,300
Transfer from exploration properties	2,456	7,462	5,659	—	15,577
At December 31, 2019	$220,658	$61,654	$111,590	$494,132	$888,034
Additions	21,263	6,218	4,201	—	31,682
Change in decommissioning liabilities (Note 21)	4,527	1,191	2,049	3,059	10,826
Transfer from exploration properties	3,645	4,229	472	—	8,346
At December 31, 2020	$250,093	$73,292	$118,312	$497,191	$938,888
Accumulated depletion, amortization and impairment
At December 31, 2018	($10,871)	($11,594)	($59,872)	($380,677)	($463,014)
Depletion and amortization	(16,354)	(5,014)	(6,025)	(7,677)	(35,070)
Impairment	—	—	(22,602)	—	(22,602)
At December 31, 2019	($27,225)	($16,608)	($88,499)	($388,354)	($520,686)
Depletion and amortization	(18,277)	(3,792)	(3,948)	—	(26,017)
At December 31, 2020	($45,502)	($20,400)	($92,447)	($388,354)	($546,703)

Carrying values
At December 31, 2019	$193,433	$45,046	$23,091	$105,778	$367,348
At December 31, 2020	$204,592	$52,892	$25,865	$108,837	$392,185
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 27

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
14. MINING INTERESTS (continued)

Non-depletable properties costs are allocated as follows:

Non-depletable properties	San Dimas(a)	Santa Elena(b)	La Encantada	Non-producing Properties(1)	Exploration Projects(2)	Springpole Stream(c)	Total
At December 31, 2018	$3,705	$14,316	$5,660	$24,841	$33,440	$—	$81,962
Exploration and evaluation expenditures	7,450	11,738	2,164	8,097	1,032	—	30,481
Change in decommissioning liabilities (Note 21)	—	—	—	—	238	—	238
Impairment	—	—	(1,061)	—	—	—	(1,061)
Transfer to producing properties	(2,456)	(7,462)	(5,659)	—	—	—	(15,577)
At December 31, 2019	$8,699	$18,592	$1,104	$32,938	$34,710	$—	$96,043
Exploration and evaluation expenditures	12,125	19,588	2,323	4,066	1,142	4,356	43,601
Change in decommissioning liabilities (Note 21)	—	—	—	—	59	—	59
Sale of exploration project	—	—	—	—	(13,812)	—	(13,812)
Transfer to producing properties	(3,645)	(4,229)	(472)	—	—	—	(8,346)
At December 31, 2020	$17,179	$33,951	$2,955	$37,004	$22,099	$4,356	$117,545
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.
(2) Exploration projects include the La Luz, La Joya, Los Amoles, Jalisco Group of Properties and Jimenez del Tuel projects, as well as the Plomosas project which was sold during 2020.

(a)San Dimas Silver/Gold Mine, Durango State

In 2018, the San Dimas Mine is subject to a gold and silver streaming agreement with WPMI which entitles WPM to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio was revised to 90:1 on April 1, 2020 and reverted to 70:1 on October 14, 2020 after the average gold to silver price ratio over a six month period fell back below 90:1.

(b)Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine is subject to a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations to Sandstorm. The selling price to Sandstorm is currently the lesser of $464 per ounce, subject to a 1% annual inflation increase every April, and the prevailing market price.

(c) Springpole Silver Stream, Ontario, Canada
On July 2, 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. Pursuant to the agreement, First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 28

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
14. MINING INTERESTS (continued)
(c) Springpole Silver Stream, Ontario, Canada (continued)
Transaction consideration paid and payable by First Majestic is summarized as follows:
•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic shares (805,698 common shares) was paid to First Mining on July 2, 2020;
•The second payment consisting of $3.75 million in cash and $3.75 million in First Majestic shares (287,300 common shares) was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment consisting of $2.5 million in cash and $2.5 million in First Majestic shares (based on 20 days volume weighted average price) will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole.

In connection with the agreement, First Mining also granted First Majestic 30 million common share purchase warrants, each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. The fair value of the warrants was measured at $5.7 million using the Black-Scholes model.

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production.

As at December 31, 2020, the Company has paid $10.0 million in consideration to First Mining as part of the agreement, of which $5.7 million was allocated to other financial assets and $4.3 million was allocated to the Springpole Silver Stream recognized within exploration and evaluation assets.

First Mining is a related party with two independent board members who are also directors and/or officers of First Majestic.

(d) La Joya Silver Project, Durango, Mexico

In August 2020, the Company entered into a five year option agreement with Silver Dollar Resources Inc. ("Silver Dollar"), which gives Silver Dollar the option to earn an initial 80% interest in the Company's La Joya Project, following the exercise of which it may earn an additional 20% for an aggregate 100% interest.

To exercise its first option to acquire an 80% interest in the La Joya Project, Silver Dollar will pay the Company CAD$1.3 million in cash over four years, issue shares equal to 19.9% of Silver Dollar's then-outstanding common shares within one year, incur $1 million of exploration expenditures within the first five years, and grant First Majestic a 2% net smelter returns royalty. If Silver Dollar incurs the exploration expenditures within the first three years; however, First Majestic will waive the remaining $0.6 million of the cash option payments.

Silver Dollar may exercise its second option and acquire the remaining 20% (for an aggregate 100% interest) of the La Joya Project by providing notice to First Majestic within 30 days of earning the first 80% interest and issuing to First Majestic additional shares equal to 5% of Silver Dollar's then-outstanding common shares within five years.

As at December 31, 2020, the Company received $0.3 million in cash and 5,146,401 common shares with a fair value of $6.9 million from Silver Dollar. The Company deducted proceeds received from Silver Dollar from the carrying value of the La Joya project ($0.6 million), reducing its carrying value to $nil and recognized the remaining $6.5 million of proceeds as a gain on divestiture of exploration project.

(e) Plomosas Silver Project, Sinaloa, Mexico

In March 2020, the Company divested its subsidiary Minera La Rastra, S.A. de C.V. ("MLR"), which holds the Plomosas Silver Project, to GR Silver for total consideration of $1.7 million, consisting of 17,097,500 common shares of GR Silver with a fair value on the measurement date of $1.7 million, CAD$0.1 million in cash and a 2% net smelter return royalty ("NSR"). GR Silver has the option to repurchase half of the NSR for CAD$1.0 million. As at the date of the transaction, MLR had a carrying value of $11.8 million, including $13.1 million in mining interests, resulting in a loss of $10.2 million on the disposal.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 29

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
15. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment	Assets under Construction(2)	Other	Total
Cost
At December 31, 2018	$177,864	$430,862	$35,673	$23,410	$667,809
Additions	—	1,991	44,709	521	47,221
Transfers and disposals	20,548	23,802	(52,737)	507	(7,880)
At December 31, 2019	$198,412	$456,655	$27,645	$24,438	$707,150
Additions	—	2,096	47,266	391	49,753
Transfers and disposals	917	9,873	(19,242)	3,822	(4,630)
At December 31, 2020	$199,329	$468,624	$55,669	$28,651	$752,273

Accumulated depreciation, amortization and impairment
At December 31, 2018	($111,258)	($291,959)	$—	($13,508)	($416,725)
Depreciation and amortization	(4,980)	(23,829)	—	(2,122)	(30,931)
Transfers and disposals	271	5,189	—	459	5,919
Impairment	(13,073)	(15,701)	—	—	(28,774)
At December 31, 2019	($129,040)	($326,300)	$—	($15,171)	($470,511)
Depreciation and amortization	(4,188)	(19,833)	—	(2,555)	(26,576)
Transfers and disposals	72	2,754	—	208	3,034
At December 31, 2020	($133,156)	($343,379)	$—	($17,518)	($494,053)

Carrying values
At December 31, 2019	$69,372	$130,355	$27,645	$9,267	$236,639
At December 31, 2020	$66,173	$125,245	$55,669	$11,133	$258,220

(1) Included in land and buildings is $11.2 million (2019 - $11.5 million) of land which is not subject to depreciation.
(2) Assets under construction includes certain innovation projects, such as high-intensity grinding ("HIG") mills and related modernization, plant improvements, other mine infrastructures and equipment overhauls.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 30

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
15. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	San Dimas	Santa Elena	La Encantada	Non-producing Properties(1)	Other	Total
Cost
At December 31, 2018	$127,763	$76,671	$132,146	$299,037	$32,192	$667,809
Additions	10,465	4,453	5,066	3,073	24,164	47,221
Transfers and disposals	(1,925)	9,638	90	(4,870)	(10,813)	(7,880)
At December 31, 2019	$136,303	$90,762	$137,302	$297,240	$45,543	$707,150
Additions(2)	10,384	7,933	4,209	272	26,955	49,753
Transfers and disposals	41	(1,364)	1,999	(3,751)	(1,555)	(4,630)
At December 31, 2020	$146,728	$97,331	$143,510	$293,761	$70,943	$752,273

Accumulated depreciation, amortization and impairment
At December 31, 2018	($7,545)	($37,007)	($89,086)	($265,811)	($17,276)	($416,725)
Depreciation and amortization	(12,355)	(6,989)	(5,278)	(4,378)	(1,931)	(30,931)
Transfers and disposals	153	1,021	572	3,999	174	5,919
Impairment	—	—	(28,774)	—	—	(28,774)
At December 31, 2019	($19,747)	($42,975)	($122,566)	($266,190)	($19,033)	($470,511)
Depreciation and amortization	(15,032)	(6,451)	(2,646)	(592)	(1,855)	(26,576)
Transfers and disposals	156	1,340	(1,743)	2,909	372	3,034
At December 31, 2020	($34,623)	($48,086)	($126,955)	($263,873)	($20,516)	($494,053)

Carrying values
At December 31, 2019	$116,556	$47,787	$14,736	$31,050	$26,510	$236,639
At December 31, 2020	$112,105	$49,245	$16,555	$29,888	$50,427	$258,220
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.
(2) Additions classified in "Other" primarily consist of innovation projects and construction-in-progress.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 31

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
16. RIGHT-OF-USE ASSETS

The Company entered into operating leases to use certain land, building, mining equipment and corporate equipment for its operations. The Company is required to recognize right-of-use assets representing its right to use these underlying leased asset over the lease term.

Right-of-use asset is initially measured at cost, equivalent to its obligation for payments over the term of the leases, and subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight-line basis over the shorter period of lease term and useful life of the underlying asset.

Right-of-use assets are comprised of the following:

	Land and Buildings	Machinery and Equipment	Other	Total
At December 31, 2018	$—	$—	$—	$—
Initial adoption	2,624	1,036	22	3,682
Additions	571	14,132	—	14,703
Remeasurements	1,686	232	—	1,918
Depreciation and amortization	(674)	(1,286)	(7)	(1,967)
Impairment	—	(6,302)	—	(6,302)
At December 31, 2019	$4,207	$7,812	$15	$12,034
Additions	1,939	554	—	2,494
Remeasurements	2,789	(10)	—	2,779
Depreciation and amortization	(848)	(2,106)	(7)	(2,961)
Disposals	—	(16)	—	(16)
At December 31, 2020	$8,087	$6,234	$8	$14,330

17. IMPAIRMENT OF NON-CURRENT ASSETS

The Company did not identify any indicators of potential impairment or impairment reversal on its non-current assets and CGUs during the year ended December 31, 2020.

During the year ended December 31, 2019, the Company determined that the La Encantada mine had an indicator of potential impairment on its non-current assets due to a decrease in economics of the roaster project and mine plan. Based on the Company’s assessment in 2019, the Company concluded that the La Encantada mine had estimated recoverable value, based on its FVLCD, below its carrying value and impairment charge was required:

Year Ended December 31, 2019
Impairment of non-current assets	$58,739
Deferred income tax recovery	(6,300)
Impairment of non-current assets, net of tax	$52,439

The impairment charge recognized for the year ended December 31, 2019 in respect of La Encantada was allocated as follows:

	Mining interests		Right of use assets	Property, plant and equipment
	Producing	Exploration			Total
La Encantada Silver Mine	$22,602	$1,061	$6,302	$28,774	$58,739

Recoverable values are determined based on fair market value of the asset and estimated using internal discounted cash flow economic models projected using management’s best estimate of recoverable mineral reserves and resources, future operating costs, capital expenditures and long-term foreign exchange rates.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 32

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
17. IMPAIRMENT OF NON-CURRENT ASSETS (continued)

Metal price assumptions used to determine the recoverable amounts for the year ended December 31, 2019 are summarized in the following table:

	December 31, 2019
Commodity Prices	2020-2023 Average	Long-term
Silver (per ounce)	$18.84	$19.50
Gold (per ounce)	$1,536	$1,416

A discount rate of 4.5%, equivalent to the Company’s weighted average cost of capital for the year ended December 31, 2019 was used to determine FVLCD based on an internal discounted cash flow economic model.

The internal discounted cash flow economic model used to determine FVLCD is significantly affected by changes in key assumptions for future metal prices, Reserve and Resource levels and recovery rates. Management’s estimate of FVLCD is classified as level 3 in the fair value hierarchy. There was no material change in the valuation techniques utilized to determine FVLCD in the year ended December 31, 2020.

18. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	December 31, 2020	December 31, 2019
Trade payables	$31,262	$23,984
Trade related accruals	18,635	12,314
Payroll and related benefits	21,427	19,059
Environmental duty	2,156	1,483
Other accrued liabilities	2,522	2,283
	$76,002	$59,123

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
19. DEBT FACILITIES

The movement in debt facilities during the year ended December 31, 2020 and year ended December 31, 2019, respectively, are comprised of the following:

	Convertible Debentures (a)	Revolving Credit Facility (b)	Total
Balance at December 31, 2018	$130,807	$18,705	$149,512
Finance costs
Interest expense	2,975	1,498	4,473
Accretion	5,758	654	6,412
Payments of finance costs	(2,933)	(1,646)	(4,579)
Balance at December 31, 2019	$136,607	$19,211	$155,818
Finance costs
Interest expense	2,984	763	3,747
Accretion	6,168	678	6,846
Proceeds from drawdown of Revolving Credit Facility	—	10,000	10,000
Repayments of principal	—	(19,969)	(19,969)
Payments of finance costs	(2,934)	(801)	(3,735)
At December 31, 2020	$142,825	$9,882	$152,707

Statements of Financial Position Presentation
Current portion of debt facilities	$1,043	$132	$1,175
Non-current portion of debt facilities	135,564	19,079	154,643
Balance at December 31, 2019	$136,607	$19,211	$155,818
Current portion of debt facilities	$1,092	$9,882	$10,975
Non-current portion of debt facilities	141,733	—	141,733
At December 31, 2020	$142,825	$9,882	$152,707

(a)Convertible Debentures
During the first quarter of 2018, the Company issued $156.5 million of unsecured senior convertible debentures (the “Notes”). The Company received net proceeds of $151.1 million after transaction costs of $5.4 million. The Notes mature on March 1, 2023 and bear an interest rate of 1.875% per annum, payable semi-annually in arrears in March and September of each year.

The Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 104.3297 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate.

The Company may not redeem the Notes before March 6, 2021, except in the event of certain changes in Canadian tax law. At any time on or after March 6, 2021 and until maturity, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price or $12.47 per common share. The redemption price is equal to the sum of: (i) 100% of the principal amount of the notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
19. DEBT FACILITIES (continued)

(a)Convertible Debentures (continued)
The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $151.1 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $124.8 million using a discounted cash flow model method with an expected life of five years and a discount rate of 6.14%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method using an effective interest rate of 6.47% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $26.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $7.1 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $5.4 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

(b)Revolving Credit Facility
On May 10, 2018, the Company entered into a $75.0 million senior secured revolving credit facility ("Revolving Credit Facility") with the Bank of Nova Scotia, Bank of Montreal and Investec Bank PLC, as lenders. The Revolving Credit Facility will mature on its third anniversary date on May 10, 2021. Interest on the drawn balance will accrue at LIBOR plus an applicable range of 2.25% to 3.5% while the undrawn portion is subject to a standby fee with an applicable range of 0.5625% to 0.875%, dependent on certain financial parameters of First Majestic. As at December 31, 2020, the applicable rates were 2.9% to 0.6875%, respectively.

These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $563.5 million plus 50% of its positive earnings subsequent to June 30, 2018. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into finance leases up to $30.0 million. As at December 31, 2020 and December 31, 2019, the Company was in compliance with these covenants.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
20. LEASE LIABILITIES

The Company has finance leases, operating leases and equipment financing liabilities for various mine and plant equipment, office space and land. Finance leases and equipment financing obligations require underlying assets to be pledged as security against the obligations and all of the risks and rewards incidental to ownership of the underlying asset being transferred to the Company. For operating leases, the Company controls but does not have ownership of the underlying right-of-use assets.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

Certain lease agreements may contain lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, the Company has elected to account for the lease and non-lease components as a single lease component.

The movement in lease liabilities during the year ended December 31, 2020 and year ended December 31, 2019 are comprised of the following:

	Finance Leases (a)	Operating Leases (b)	Equipment Financing (c)	Total
Balance at December 31, 2018	$409	$—	$5,438	$5,847
Initial adoption of IFRS 16	—	3,682	—	3,682
Additions	—	14,706	—	14,706
Remeasurements	—	1,918	—	1,918
Finance costs	18	789	335	1,142
Repayments of principal	(359)	(2,395)	(2,459)	(5,213)
Payments of finance costs	(18)	—	(379)	(397)
Foreign exchange loss	—	251	—	251
Balance at December 31, 2019	$50	$18,951	$2,935	$21,936
Additions	—	2,494	—	2,494
Remeasurements	—	2,779	—	2,779
Finance costs	—	1,396	83	1,479
Repayments of principal	(50)	(5,353)	(2,303)	(7,706)
Payments of finance costs	—	—	(126)	(126)
Foreign exchange gain	—	(281)	—	(281)
At December 31, 2020	$—	$19,986	$589	$20,575
Statements of Financial Position Presentation
Current portion of lease liabilities	$50	$4,518	$2,352	$6,920
Non-current portion of lease liabilities	—	14,433	583	15,016
Balance at December 31, 2019	$50	$18,951	$2,935	$21,936
Current portion of lease liabilities	$—	$4,820	$538	$5,358
Non-current portion of lease liabilities	—	15,166	51	15,217
At December 31, 2020	$—	$19,986	$589	$20,575

(a)Finance Leases
From time to time, the Company may purchase equipment under finance leases with terms ranging from 24 to 48 months. As at December 31, 2020, the Company has fully repaid all of its finance leases and all pledges on related property, plant and equipment have been released.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
20. LEASE LIABILITIES (continued)
(b) Operating Leases
Operating leases primarily relate to equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment. These operating leases have remaining lease terms of one to ten years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 5.8% to 12.4%.

During the year ended December 31, 2020 and 2019, the amounts of lease payments recognized in the profit and loss are summarized as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Expenses relating to variable lease payments not included in the measurement of lease liability	$25,560	$14,241
Expenses relating to short-term leases	19,607	42,994
Expenses relating to low value leases	81	—
	$45,248	$57,235

(c) Equipment Financing
During 2017, the Company entered into a $7.9 million credit facility with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. The facility bears an interest rate of LIBOR plus 4.60%. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA. As at December 31, 2020 and year ended December 31, 2019, the Company was in compliance with these covenants.

As at December 31, 2020, the net book value of property, plant and equipment includes $1.9 million (2019 - $3.3 million) of equipment pledged as security for the equipment financing.

21. DECOMMISSIONING LIABILITIES
The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining operation. Movements in decommissioning liabilities during the years ended December 31, 2020 and 2019 are allocated as follow:

	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	La Guitarra	La Luz	Total
Balance at December 31, 2018	$8,412	$2,321	$6,709	$2,694	$3,245	$2,498	$1,615	$302	$27,796
Movements during the year:
Change in rehabilitation provision	301	2,338	500	4,051	696	945	469	238	9,538
Reclamation costs incurred	—	—	—	—	—	—	(104)	—	(104)
Interest or accretion expense	744	207	592	237	282	219	129	—	2,410
Foreign exchange loss	(15)	105	311	121	114	107	69	76	888
Balance at December 31, 2019	$9,442	$4,971	$8,112	$7,103	$4,337	$3,769	$2,178	$616	$40,528
Movements during the year:
Disposition of exploration project	—	—	—	—	—	—	(153)	—	(153)
Change in rehabilitation provision	4,527	1,191	2,049	1,240	830	772	217	59	10,885
Reclamation costs incurred	—	(55)	—	(81)	(20)	—	—	—	(156)
Interest or accretion expense	565	295	477	418	259	226	122	—	2,362
Foreign exchange loss	(476)	(252)	(415)	(359)	(216)	(190)	(86)	(2)	(1,995)
Balance at December 31, 2020	$14,059	$6,150	$10,223	$8,321	$5,190	$4,577	$2,278	$673	$51,471

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 37

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
21. DECOMMISSIONING LIABILITIES (continued)
A provision for decommissioning liabilities is estimated based on current regulatory requirements and is recognized at the present value of such costs. The expected timing of cash flows in respect of the provision is based on the estimated life of the Company's mining operations. The discount rate is a risk-free rate determined based on Mexican pesos default swap rates ranging between 5.0% to 5.3% (2019 - 6.6% to 6.8%) for the respective estimated life of the operations.

The inflation rate used is based on historical Mexican inflation rate of 3.9% (2019 - 4.0%). The present value of reclamation liabilities may be subject to change based on changes to cost estimates, remediation technologies or applicable laws and regulations. Changes in decommissioning liabilities are recorded against mining interests.

22. INCOME TAXES

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the year ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
Earnings (loss) before tax	$29,729	($39,024)
Combined statutory tax rate	27.00%	27.00%
Income tax expense (recovery) computed at statutory tax rate	8,027	(10,536)
Reconciling items:
Effect of different foreign statutory tax rates on earnings of subsidiaries	(4,760)	(24,320)
Impact of foreign exchange on deferred income tax assets and liabilities	15,688	(10,194)
Change in unrecognized deferred income tax asset	(4,596)	30,399
7.5% mining royalty in Mexico	7,415	(814)
Other non-deductible expenses	758	3,256
Impact of inflationary adjustments	(1,317)	(2,412)
Change in tax provision estimates	10,387	23,987
Impact of divestitures and restructurings	(16,724)	—
Other	(8,236)	(7,916)
Income tax expense	$6,642	$1,450

Statements of Earnings (Loss) Presentation
Current income tax expense	$9,966	$16,423
Deferred income tax recovery	(3,324)	(14,973)
Income tax expense	$6,642	$1,450
Effective tax rate	22%	(4%)

As at December 31, 2020 and 2019, the Company has the following income tax receivable and payable balances:

	Year Ended December 31,
	2020	2019
Current income tax receivable	$—	$—
Non-current income tax receivable	—	4,579
	$—	$4,579

Current income tax payable	$6,574	$149
Non-current income tax payable	23,099	—
	$29,673	$149

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 38

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
22. INCOME TAXES (continued)
During the years ended December 31, 2020 and 2019, the movement in deferred tax assets and deferred tax liabilities is shown as follows:

Deferred tax assets	Losses	Provisions	Deferred tax asset not recognized	Other	Total
At December 31, 2018	$118,393	$16,508	($68,348)	$3,556	$70,109
Benefit (expense) to income statement	8,079	6,379	(32,156)	4,295	(13,403)
Charged to equity	—	—	—	994	994
At December 31, 2019	$126,472	$22,887	($100,504)	$8,845	$57,700
Benefit to income statement	21,327	2,389	11,788	456	35,960
At December 31, 2020	$147,799	$25,276	($88,716)	$9,301	$93,660

Deferred tax liabilities		Property, plant and equipment and mining interests	Effect of Mexican tax deconsolidation	Other	Total
At December 31, 2018		$65,382	$6,744	$37,688	$109,814
(Benefit) expense to income statement		(32,381)	498	(4,643)	(36,526)
Reclassed to current income taxes payable		—	(2,813)	—	(2,813)
At December 31, 2019		$33,001	$4,429	$33,045	$70,475
(Benefit) expense to income statement		23,883	(113)	(18,311)	5,459
Reclassed to current income taxes payable		—	(2,245)	—	(2,245)
Charged to OCI		—	—	1,633	1,633
Divestiture of exploration projects		—	—	(2,577)	(2,577)
At December 31, 2020		$56,884	$2,071	$13,790	$72,745

Statements of Financial Position Presentation
Deferred tax assets					$51,141
Deferred tax liabilities					63,916
At December 31, 2019					$12,775
Deferred tax assets					$69,644
Deferred tax liabilities					48,729
At December 31, 2020					($20,915)

At December 31, 2020, the Company recognized $69.6 million (2019 - $51.1 million) of net deferred tax assets in entities that have had a loss for tax purposes in either 2020 or 2019, or both. In evaluating whether it is probable that sufficient taxable income will be generated to realize the benefit of these deferred tax assets, the Company considered all available evidence, including approved budgets, forecasts and business plans and, in certain cases, tax planning opportunities.
The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2020 was $236.5 million (2019 - $379.3 million).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 39

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
22. INCOME TAXES (continued)
As at December 31, 2020 and 2019, the Company has available Canadian, Swiss and Mexican non-capital tax losses, which if not utilized will expire as follows:

Year of expiry	Canadian non-capital losses	Mexican non-capital losses	December 31, 2020	December 31, 2019
2020	$—	$—	$—	544
2021	—	3,835	3,835	7,825
2022	—	3,878	3,878	4,060
2023	—	2,071	2,071	2,213
2024	—	34,964	34,964	39,319
2025	—	38,901	38,901	51,911
2026	—	104,044	104,044	113,630
2027	—	21,040	21,040	56,760
2028	—	57,809	57,809	99,315
2029	—	68,074	68,074	89,754
2030 and after	3,141	149,721	152,862	22,209
Total	$3,141	$484,337	$487,478	$487,540
Unrecognized losses	$—	$199,775	$199,775	$208,253

23. SHARE CAPITAL

(a)Authorized and issued capital

The Company has unlimited authorized common shares with no par value.

The movement in the Company’s issued and outstanding capital during the year is summarized in the consolidated statements of changes in equity.

	Year Ended December 31, 2020		Year Ended December 31, 2019
	Number of Shares	Net Proceeds	Number of Shares	Net Proceeds
ATM program(1)	5,654,338	$67,892	11,172,982	$81,916
Prospectus offering(2)	5,000,000	58,240	—	—
	10,654,338	$126,132	11,172,982	$81,916

(1) In December 2018, and subsequently amended in August 2019 and June 2020, the Company filed prospectus supplements to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $200.0 million. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. During the year ended December 31, 2020, First Majestic sold 5,654,338 common shares (December 31, 2019 - 11,172,982 common shares) of the Company under the ATM program at an average price of $12.31 (2019 - $7.55) for gross proceeds of $69.6 million (December 31, 2019 - $84.4 million), or net proceeds of $67.9 million (December 31, 2019 - $81.9 million) after costs. At December 31, 2020, the Company completed $154.0 million of the ATM program and the remaining $46.0 million balance of the program has been cancelled.

(2) In September 2020, the Company completed a bought deal prospectus offering to sell 5,000,000 common shares at a price of $11.82 (CAD$15.60) per common share for gross proceeds of $59.1 million (CAD$78.1 million), or net proceeds of $58.2 million after costs.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 40

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL (continued)
(b)Stock options
Under the terms of the Company’s 2020 Long-Term Incentive Plan ("LTIP"), the maximum number of shares reserved for issuance under the LTIP is 8% of the issued shares on a rolling basis. Options may be exercisable over periods of up to ten years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes information about stock options outstanding as at December 31, 2020:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
4.80 - 10.00	2,821,206	8.60	7.70	1,323,015	8.67	7.07
10.01 - 15.00	3,276,063	12.23	4.96	1,833,567	11.12	1.46
15.01 - 20.00	831,928	15.95	7.59	117,232	16.04	1.14
20.01 - 126.01	144,895	53.85	0.68	144,895	53.85	0.68
	7,074,092	12.07	6.27	3,418,709	12.15	3.59

The movements in stock options issued during the years ended December 31, 2020 and 2019 are summarized as follows:

	Year Ended		Year Ended
	December 31, 2020		December 31, 2019
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the year	7,583,439	10.70	9,266,098	10.76
Granted	2,621,924	13.46	2,601,680	8.83
Exercised	(2,473,926)	7.50	(2,918,518)	7.54
Cancelled or expired	(657,345)	18.96	(1,365,821)	14.31
Balance, end of the year	7,074,092	12.07	7,583,439	10.70

During the year ended December 31, 2020, the aggregate fair value of stock options granted was $12.1 million (December 31, 2019 - $8.5 million), or a weighted average fair value of $4.63 per stock option granted (December 31, 2019 - $3.26).

During the year ended December 31, 2020, total share-based payments expense related to stock options was $7.0 million (2019 - $6.5 million).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 41

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL (continued)
(b)Stock options (continued)
The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Year Ended	Year Ended
Assumption	Based on	December 31, 2020	December 31, 2019
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	1.03	2.01
Expected life (years)	Average of the expected vesting term and expiry term of the option	5.83	5.80
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	49.00	51.29
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	—	—

The weighted average closing share price at date of exercise for the year ended December 31, 2020 was CAD$15.61 (December 31, 2019 - CAD$12.81).

(c) Restricted Share Units
The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units ("RSU's") based on the value of the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU's in equity.

The associated compensation cost is recorded as share-based payments expense against equity reserves.

The following table summarizes the changes in RSU's for the years ended December 31, 2020 and 2019:

	Year Ended December 31, 2020		Year Ended December 31, 2019
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the year	128,944	10.36	—	—
Granted	211,192	15.72	274,520	9.67
Settled	(127,000)	10.32	(145,576)	9.06
Forfeited	(28,653)	15.93	—	—
Outstanding, end of the year	184,483	15.66	128,944	10.36

During the year ended December 31, 2020, total share-based payments expense related to RSUs was $0.8 million (2019 - $1.8 million).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 42

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL (continued)
(d)     Performance Share Units
The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Performance Share Units ("PSU's"). The amount of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies. Unless otherwise stated, the awards typically vest three years from the grant date. The fair value of a PSU based on the value of the Company's share price at the date of grant and will be adjusted based on actual units issued on the vesting date. The Company intends to settle all PSU's in equity.

The following table summarizes the changes in PSU's granted to employees and consultants for the year ended December 31, 2020:

	Year Ended December 31, 2020
	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the year	—	—
Granted	122,575	15.65
Forfeited	(13,540)	(15.93)
Outstanding, end of the year	109,035	19.57

During the year ended December 31, 2020, total share-based payments expense related to PSUs was $0.5 million (2019 - $nil).

(e)     Share Repurchase Program
The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. During the year ended December 31, 2020, the Company repurchased and cancelled 275,000 common shares for a total consideration of $1.7 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange. No shares were repurchased during the year ended December 31, 2019.

24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)     Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.
Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 43

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(a)     Fair value and categories of financial instruments (continued)

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Trade receivables (related to concentrate sales)
Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)

Marketable securities	Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position
Silver futures derivatives
Foreign currency derivatives

Financial Instruments Measured at Amortized Cost	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Trade and other receivables
Trade and other payables
Debt facilities	Assumed to approximate carrying value as discount rate on
these instruments approximate the Company's credit risk.

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	December 31, 2020			December 31, 2019
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivables	$—	$—	$—	$1,182	$—	$1,182
Marketable securities (Note 13)	36,319	30,996	5,323	6,506	6,506	—
Foreign currency derivatives (Note 13)	—	—	—	982	982	—

There were no transfers between levels 1, 2 and 3 during the years ended December 31, 2020 and 2019.

(b) Capital risk management
The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 44

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(b) Capital risk management (continued)
The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, lease liabilities, net of cash and cash equivalents as follows:

	December 31, 2020	December 31, 2019
Equity	$850,236	$662,321
Debt facilities	152,708	155,818
Lease liabilities	20,575	21,936
Less: cash and cash equivalents	(238,578)	(169,009)
	$784,941	$671,066

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 19) and lease liabilities. As at December 31, 2020 and December 31, 2019, the Company was in compliance with these covenants.

(c) Financial risk management
The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at December 31, 2020, value added taxes (“VAT”) receivable was $56.9 million (2019 - $29.6 million), of which $37.9 million (2019 - $14.2 million) relates to Primero Empresa Minera, S.A. de C.V. ("PEM"). Servicio de Administración Tributaria (“SAT”) has not been responsive to VAT refund requests by PEM nor provided any legal basis for withholding these VAT receivables. The Company believes that it has full legal rights to these VAT refunds and expects the amounts to be refunded in the future. As at December 31, 2020, VAT receivables totaling $15.3 million are currently being pursued in Mexican Courts. Due to the uncertain timeline associated with recovery of these amounts, the Company reclassified such amounts as non-current assets though, in the Company's opinion, such amounts are currently due and payable to the Company.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 45

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(c) Financial risk management (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2020 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$76,002	$76,002	$76,002	$—	$—	$—
Debt facilities	152,708	174,082	13,180	160,902	—	—
Lease liabilities	20,575	16,520	4,557	6,562	4,692	709
Other liabilities	5,406	5,406	—	—	—	5,406
	$254,691	$272,010	$93,739	$167,464	$4,692	$6,115

At December 31, 2020, the Company had working capital of $254.4 million (December 31, 2019 – $171.1 million). Total available liquidity at December 31, 2020 was $319.4 million, including $65.0 million of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If the Company needs additional liquidity to meet obligations, the Company may consider drawing on its debt facility, securing additional debt financing and/or equity financing.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	December 31, 2020
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$75,958	$74	$—	$10,140	($3,133)	$83,039	$8,304
Mexican peso	8,369	—	53,201	—	(42,763)	18,807	1,881
	$84,327	$74	$53,201	$10,140	($45,896)	$101,846	$10,185

The Company utilizes certain derivatives to manage its foreign exchange exposures to the Mexican Peso. During the year ended December 31, 2020, the Company realized a foreign exchange loss of $11.5 million (2019 - gain of $2.1 million) and an unrealized loss of $0.9 million (2019 - gain of $1.0 million) on fair value adjustments to its foreign currency derivatives. As at December 31, 2020, the Company does not hold any foreign currency derivatives (2019 - $0.9 million).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 46

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(c) Financial risk management (continued)

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		December 31, 2020
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$104	$226	$330
	$104	$226	$330

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at December 31, 2020, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at December 31, 2020, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 47

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
25. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,
	2020	2019
Other adjustments to investing activities:
Purchase of marketable securities	($1,522)	$—
Proceeds from disposal of marketable securities	664	867
Cash received on settlement of derivatives	2,079	2,555
	$1,221	$3,422
Net change in non-cash working capital items:
Decrease in trade and other receivables	$24	$1,304
(Increase) decrease in value added taxes receivable	(27,525)	30,028
(Increase) decrease in inventories	(4,288)	2,829
(Increase) decrease in prepaid expenses and other	(692)	776
Decrease in income taxes payable	(1,115)	(6,569)
Increase in trade and other payables	10,765	8,959
	($22,831)	$37,327
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon settlement of RSUs	$992	$988
Transfer of share-based payments reserve upon exercise of options	5,903	5,986
Acquisition of mining interests	(8,179)	—

As at December 31, 2020, cash and cash equivalents include $6.4 million (2019 - $5.2 million) that are held in-trust as bonds for tax audits in Mexico that are expected to be resolved within the next 12 months.

26. CONTINGENCIES AND OTHER MATTERS
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

Claims and Legal Proceedings Risks
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 48

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
26. CONTINGENCIES AND OTHER MATTERS (continued)
Primero Tax Rulings
When Primero Mining Corp. ("Primero") acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required PEM to sell 100% of the silver produced from the San Dimas mine to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurance that the SAT would accept the PEM Realized Price as the price to use to calculate Mexican income taxes, Primero applied for and received an Advance Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the intent of an APA was to have SAT provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement was the PEM Realized Price. Under Mexican tax law, an APA ruling is generally applicable for a five year period and this ruling was made effective for 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes. The Company is continuing PEM's effort to vigorously defend the validity of its APA. If the SAT were successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT were successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $219.2 million (4,373 million MXN), before interest or penalties.

In 2019, as part of the ongoing annual audits of the PEM tax returns, the SAT issued reassessments (the "Reassessments") for the 2010 to 2012 tax years in the total amount of $246.6 million (4,919 million MXN) inclusive of interest, inflation, and penalties. The Company believes that the Reassessments were issued in violation of the terms of the APA. The key items relate to the view that PEM should pay taxes based on the market price of silver and denial of the deductibility of interest expense and service fees in Mexico all of which the Company disagrees with. The Company continues to defend the APA in the Mexican legal proceedings, and initiated proceedings under relevant tax treaties between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados, all of which were subsequently dismissed on a unilateral basis by the SAT ("Dismissals") in May 2020. The Company believes that the Dismissals have no legal basis and breach international obligations regarding double taxation treaties, and that the APA remains valid and legally binding. The Company will continue disputing the Reassessments, exhausting its domestic and international remedies.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Despite these extensive efforts and ongoing legal challenges to the Reassessments and the Dismissals, in April 2020, SAT issued notifications to PEM to attempt to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose its concessions and real properties.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 49

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
26. CONTINGENCIES AND OTHER MATTERS (continued)
Primero Tax Rulings (continued)
The Company has challenged SAT’s Reassessments and Dismissals through all domestic means available to it, including annulment suits before the Mexican Federal Tax Court on Administrative Matters ("Federal Court"), which has yet to be resolved, and a complaint before Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”), which determined that PEM has all legal remedies at its disposal and it has already challenged every SAT ruling, thus the matter must be decided by Mexican Courts. The Company believes that these actions are neither fair nor equitable and are discriminatory against the Company as a foreign investor and amount to a denial of justice under international law, in addition to violating various provisions of the Federal Constitution of the United Mexican States and Mexican domestic law, and Mexican court precedents. As a result, on May 13, 2020, the Company provided to the Government of Mexico notice of its intention to initiate an international arbitration proceeding (“Notice of Intent”) pursuant to the North American Free Trade Agreement (“NAFTA”). The Notice of Intent initiated a 90-day period for the Government of Mexico to enter into good faith and amicable negotiations with the Company to resolve the dispute. On August 11, 2020, the 90-day period expired without any resolution of the dispute.

In September 2020, the Company was served with a decision made by the Federal Court to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company’s legal advisors reviewed the written reasons and are of the view that the Federal Court’s decision is flawed both due to SAT's procedural irregularities and failure to address the relevant evidence and legal authorities. In addition, they consider that the laws applied to PEM in the decision are unconstitutional. As a result, the Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020.

Based on the Company’s assessments with third party advisors, the Company believes Primero filed its tax returns compliant with applicable Mexican law and, therefore, no liability has been recognized in the financial statements.

To the extent it is ultimately determined that the appropriate price of silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

La Encantada Tax Re-assessments
In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. (“MLE”), the SAT issued tax assessments for fiscal 2012 and 2013 in the amount of $7.8 million and $6.3 million, respectively.  The key items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees.  The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued.  The Company, based on advice from legal and financial advisors believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.
First Silver litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $62.8 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require that the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2020, the Company has not accrued any of the remaining $64.2 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 50

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
27. SUBSIDIARIES
The consolidated financial statements of the Company include the following significant subsidiaries as at December 31, 2020 and 2019 as follows:

Name of subsidiary	Operations and Projects	Location	2020 % Ownership	2019 % Ownership
First Majestic Silver Corp.	Parent company and bullion sales	Canada	100%	100%
Corporación First Majestic, S.A. de C.V.	Holding company	Mexico	100%	100%
Primero Empresa Minera, S.A de C.V.	San Dimas Silver/Gold Mine	Mexico	100%	100%
Nusantara de Mexico, S.A. de C.V.	Santa Elena Silver/Gold Mine	Mexico	100%	100%
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	Mexico	100%	100%
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine	Mexico	100%	100%
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	Mexico	100%	100%
First Majestic Del Toro, S.A. de C.V.	Del Toro Silver Mine	Mexico	100%	100%
La Guitarra Compañia Minera, S.A. de C.V.	La Guitarra Silver Mine	Mexico	100%	100%
Majestic Services, S.A. de C.V.	Service company	Mexico	100%	100%
FM Metal Trading (Barbados) Ltd.	Metals trading company	Barbados	100%	100%
FMS Trading AG	Metals trading company	Switzerland	100%	100%

28. KEY MANAGEMENT COMPENSATION

	Year Ended December 31,
	2020	2019
Salaries, bonuses, fees and benefits
Independent members of the Board of Directors	$803	$790
Other members of key management	3,937	4,267
Share-based payments
Independent members of the Board of Directors	402	439
Other members of key management	2,646	2,975
	$7,788	$8,471

29. SUBSEQUENT EVENTS

Completion of Second Payment to First Mining for Acquisition of the Springpole Stream

On January 21, 2021, First Majestic completed its second payment of $7.5 million to First Mining for the acquisition of the Springpole Stream by paying $3.75 million in cash and issuing 287,300 common shares. The payment was due upon First Mining's announcement on January 20, 2021 of its positive results of a Pre-Feasibility Study ("PFS") for the Springpole Gold Project, located in northwestern Ontario, Canada. The PFS results support a 30,000 tonnes-per-day open pit mining operation over an 11 year mine life.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2020 Annual Report	Page 51